Exhibit (a)(5)(C)

CONTACT:

Dan Lombardo

Vice President of Investor Relations

630-570-0605

dan.lombardo@inventrustproperties.com

InvenTrust Properties Corp. Announces Preliminary Results of “Dutch Auction” Tender Offer

DOWNERS GROVE, III – November 9, 2021 – InvenTrust Properties Corp. (“InvenTrust” or the “Company”) (NYSE: IVT) today announced the preliminary results of its modified “Dutch Auction” self-tender offer (the “Offer”) to purchase for cash up to $100 million in value of shares of the Company’s common stock, which expired at 12:00 midnight, New York City time, at the end of the day on November 8, 2021.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), approximately 9.2 million shares of common stock were validly tendered at the final purchase price of $25.00 per share and not properly withdrawn.

In accordance with the terms and conditions of the Offer, and based on the preliminary results reported by the Depositary, the Company expects to purchase approximately 4.0 million shares of common stock at a purchase price of $25.00, for an aggregate cost of approximately $100 million, excluding fees and expenses relating to the Offer. Based on this preliminary count, the number of shares that the Company expects to purchase in the Offer represents approximately 5.6% of the total number of shares of common stock outstanding as of November 8, 2021. The Company expects to have approximately 67.3 million shares of common stock outstanding immediately following payment for the shares of common stock purchased in the Offer.

Due to the oversubscription of the Offer, based on the preliminary count described above, the Company will accept for purchase on a pro rata basis approximately 42% of the shares of common stock properly tendered and not properly withdrawn at the purchase price of $25.00 per share (other than “odd lot” holders, whose shares of common stock will be purchased on a priority basis).

The number of shares of common stock expected to be purchased by InvenTrust, the purchase price information and the proration information are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary. The final number of shares of common stock to be purchased by the Company, the final purchase price information and the final proration information will be announced following the completion by the Depositary of the confirmation process. Payment for the shares of common stock accepted for purchase under the Offer will occur promptly thereafter.

Shareholders who have questions or would like additional information about the Offer may contact the information agent for the Offer, Georgeson LLC at (888) 877-5360 (toll free) or the dealer managers for the Offer, BofA Securities at (888) 803-9655 (toll free) or Wells Fargo Securities, LLC at (800) 532-2916.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company.

About InvenTrust Properties Corp.

InvenTrust Properties Corp. (“we,” the “Company,” “our,” “us,” “IVT” or “InvenTrust”) is a premier Sun Belt, multi-tenant essential retail REIT that owns, leases, redevelops, acquires and manages grocery anchored neighborhood and community centers as well as high-quality power centers that often have a grocery component. A trusted, local operator bringing real estate expertise to its tenant relationships, IVT has built a strong reputation with market participants across its portfolio. IVT is also committed to leadership in environmental, social and governance (ESG) practices and has been a Global Real Estate Sustainability Benchmark (“GRESB”) member since 2018. As of September 30, 2021, the Company is an owner and manager of 63 retail properties, representing 10.6 million square feet of retail space. For more information, please visit www.inventrustproperties.com.

Forward-Looking Statements Disclaimer

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements, including statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “preliminary,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations. For further discussion of factors that could materially affect the outcome of our forward-looking statements and our future results and financial condition, see our filings with the SEC, including the Risk Factors included in our most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.